Exhibit 99.28(d)(3)

[  ], 2026

FPA Queens Road Value ETF

235 W. Galena Street

Milwaukee, WI 53212

RE: Expense Limit Agreement – FPA Queens Road Value ETF

Dear Ladies and Gentlemen:

FPA Queens Road Value ETF, a series of the Investment Managers Series Trust III, (the “Fund”), a Delaware business trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the operating expenses of the Fund (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund. We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit and recoupment provisions set forth in Schedule A. We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

This Agreement is for the expense limitation period indicated in Schedule A. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

[  ], 2026

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

By:

The foregoing agreement is hereby accepted as of [ ], 2026

By: Investment Managers Series Trust III, on behalf of the FPA Queens Road Value ETF

By:

SCHEDULE A

Fund	Annual Expense Limit	Expense Limitation Period
FPA Queens Road Value ETF	0.73%	[ ], 2026 through [ ], 2028

Any expenses reimbursed to the Fund by FPA are subject to possible recoupment in future years (within the three years from the date when the amount is waived or reimbursed) if such recoupment can be achieved within the lesser of the above expense limits or the then-current expense limits.